M-real Corporation Stock Exchange Bulletin 9.3.2007

Resolutions of M-real's Annual General Meeting

M-real Corporation Stock Exchange Bulletin 13.3.2007

The Annual General Meeting of M-real Corporation, held on 13 March 2007, approved the company's financial statements for the year 2006 and granted discharge from liability to the members of the Board of Directors, the CEO and deputy to the CEO.

Dividend

The Annual General Meeting resolved to pay a dividend of EUR 0.06 per share for the financial year ended 31 December 2006, for a total of EUR 19,689,936.72. The dividend will be paid to shareholders who on the record date of 16 March 2007 have been entered in the shareholders' register of the company kept by Finnish Central Securities Depository Ltd. The dividend is paid out on 23 March 2007.

Board of Directors

The members of M-real's Board of Directors elected by the Annual General Meeting are Heikki Asunmaa, Counsellor of Forest Economy; Kim Gran, President and CEO of Nokian Tyres plc; Kari Jordan, President and CEO of Metsäliitto Group; Erkki Karmila, LL.M.; Runar Lillandt, Counsellor of Agriculture; Juha Niemelä, Honorary Counsellor; Antti Tanskanen, Minister; and Arimo Uusitalo, Counsellor of Agriculture. The term of office of the members of the Board of Directors lasts until the end of the next Annual General Meeting. At its organising meeting following the Annual General Meeting, the Board of Directors elected Kari Jordan as its Chairman and Arimo Uusitalo as its Vice Chairman.

The Board of Directors agreed that its committees comprise of the following persons:

The members of the Audit Committee are Kim Gran (Chairman), Erkki Karmila and Antti Tanskanen.

The members of the Compensation Committee are Kari Jordan (Chairman), Erkki Karmila and Arimo Uusitalo.

The members of the Nomination Committee are Arimo Uusitalo (Chairman), Runar Lillandt and Antti Tanskanen.

Remuneration of the members of the Board of Directors and the auditors

The Annual General Meeting resolved to keep the remuneration of the members of the Board of Directors unchanged. The Chairman of the Board of Directors receives EUR 6,375 per month, Vice Chairman EUR 5,375 per month and the ordinary members EUR 4,200 per month. In addition, the members are paid a fee of EUR 500 per a Board and Committee meeting. The fees of the auditors are paid according to reasonable invoicing.

Auditors

The Annual General Meeting elected as M-real's auditors Göran Lindell, Authorized Public Accountant, and Authorized Public Accountants PricewaterhouseCoopers Ltd., with Johan Kronberg, Authorized Public Accountant, acting as Principal Auditor and Jouko Malinen, Authorized Public Accountant, and Markku Marjomaa, Authorized Public Accountant, acting as deputy auditors. The term of office of the auditors and deputy auditors lasts until the end of the next Annual General Meeting.

Authorization of the Board of Directors to decide on a share issue and/or issue of convertible bond

The Annual General Meeting authorised for the time being the Board of Directors to decide on increasing the share capital through one or more share issues and/or one or more issues of convertible bonds accordant with the Chapter 10 of the Companies Act so that in the rights issue or issue of convertible bonds, a total maximum of 58,365,212 Series B shares of M-real Corporation with a nominal value of EUR 1.70 can be subscribed for, and that the company's share capital can be increased by a total maximum of EUR 99,220,860.40.

The authorization will entitle to deviate from the shareholders' pre-emptive right to subscribe for new shares and/or issues of convertible bonds and to decide on the subscription prices and other terms and conditions. Shareholders' pre-emptive subscription rights can be deviated from providing that there is a significant financial reason for the company to do so, such as strengthening of the company's balance sheet, making possible business structuring arrangements or taking other measures for developing the company's business operations.

Amendment to the Articles of Association

The Annual General Meeting resolved to remove certain provisions regarding share issues from the Article 6 of the Articles of Association. Requirements corresponding the removed provisions are included in the new Companies Act from which a public limited liability company may not deviate in this respect.

M-REAL CORPORATION

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